RECEIVED

2008 JUN 12 A 2:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08003208

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

28 May 2008

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

SUPPL

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b).
The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
JUN 17 2008 E
THOMSON REUTERS

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

dw 6/13

Mobistar NV/SA
A. Reyerslaan 70 Boulevard A. Reyers | Brussel 1030 Bruxelles
TEL. +32 (2) 745 71 11 | FAX +32 (2) 745 70 00
Fortis 210-0233334-04 | IBAN BE10 2100 2333 3404 | BIC: GEBABEBB
BTW-TVA BE 0456.810.810 | RPR-RPM Brussel-Bruxelles | www.mobistar.be

Love Work Play Mobistar

Summary of the Shareholding statement relating to Mobistar

In accordance with the applicable regulations, the shareholding statement was made by a certain shareholder of Mobistar to the latter and the Banking, Finance and Insurance Commission, and Mobistar forwarded the statement to Euronext.

The statement is made by UBS AG.

This subsequent statement is made further to the disposal of shares in Mobistar by UBS AG.

On 2 May 2003, based on Mobistar having issued 63,291,752 voting rights relating to its shares (the "Voting Rights"):

- UBS AG holds 1.64 % of the Voting Rights.

RECEIVED

2008 JUN 12 A 2: 19

ICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

28 May 2008

SUPPL

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b).
The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

Mobistar NV/SA
A. Reyerslaan 70 Boulevard A. Reyers | Brussel 1030 Bruxelles
TEL +32 (2) 745 71 11 | FAX +32 (2) 745 70 00
Fortis 210-0233334-04 | IBAN BE10 2100 2333 3404 | BIC: GEBABEBB
BTW-TVA BE 0456.810.810 | RPR-RPM Brussel-Bruxelles | www.mobistar.be

Love Work Play Mobistar

Summary of the Shareholding statement relating to Mobistar

In accordance with the applicable regulations, the shareholding statement was made by a certain shareholder of Mobistar to the latter and the Banking, Finance and Insurance Commission, and Mobistar forwarded the statement to Euronext.

The statement is made by UBS AG.

This subsequent statement is made further to the acquisition of shares in Mobistar by UBS AG.

On 28 April 2009, based on Mobistar having issued 63,291,752 voting rights relating to its shares (the "Voting Rights"):

- UBS AG holds 5.51 % of the Voting Rights.

EXX
EXX
EXX - Exxaro Resources Limited - Dealings by director of a major subsidiary of Exxaro in shares awarded in terms of the Kumba Resources management share scheme and Kumba Resources management option scheme (Collectively "The Scheme")
EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")
DEALINGS BY DIRECTOR OF A MAJOR SUBSIDIARY OF EXXARO IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively "the Scheme")
In terms of clauses 3.63 and 3.64 of the JSE Listings Requirements, notice is hereby given that a director of a major subsidiary of Exxaro has exercised and traded shares, after having received clearance to do so in terms of the JSE Listings Requirements 3.66.

Name of director:	JC Badenhorst
Class of securities:	Ordinary
Option strike price:	R8.48
Option grant date:	3 December 2001
Nature of transaction:	Options exercised and sold
Nature of interest:	Beneficial
Date of transaction:	29 May 2008
Number of shares:	3,800
Price per share:	R150.00
Date of transaction:	30 May 2008
Number of shares:	4,000
Price per share:	R150.00
Number of shares:	4,000
Price per share:	R151.00

30 May 2008
MS VILJOEN
COMPANY SECRETARY
Sponsor
JPMorgan
Date: 30/05/2008 14:14:01 Produced by the JSE SENS Department.

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EXX
EXX
EXX - Exxaro Resources Limited - Dealings by director of a major subsidiary
EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")
DEALINGS BY DIRECTOR OF A MAJOR SUBSIDIARY OF EXXARO IN SHARES AWARDED IN TERMS OF THE KUMBA RESOURCES MANAGEMENT SHARE SCHEME AND KUMBA RESOURCES MANAGEMENT OPTION SCHEME (collectively "the Scheme")
In terms of clauses 3.63 and 3.64 of the JSE Listings Requirements, notice is hereby given that a director of a major subsidiary of Exxaro has exercised and traded shares, after having received clearance to do so in terms of the JSE Listings Requirements 3.66.

Name of director:	R Strydom
Date of transaction:	26 May 2008
Price per share:	R149.50
Class of securities:	Ordinary
Nature of transaction:	Options exercised and sold
Nature of interest:	Beneficial
Number of shares:	3,750
Option strike price:	R12.90
Number of shares:	10,620
Option strike price:	R18.97
Number of shares:	5,340
Option strike price:	R19.62

27 May 2008
MS VILJOEN
COMPANY SECRETARY
Sponsor
JPMorgan
Date: 27/05/2008 10:00:01 Produced by the JSE SENS Department.

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EXX
EXX
EXX - Exxaro Resources - Acceptance Of Conditional Awards Granted In Terms Of The Rules Of Exxaro`s Long Term Incentive Plan ("LTIP") And Share Appreciation Rights ("SAR") Scheme

Exxaro Resources Limited
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")

ACCEPTANCE OF CONDITIONAL AWARDS GRANTED IN TERMS OF THE RULES OF EXXARO`S LONG TERM INCENTIVE PLAN ("LTIP") AND SHARE APPRECIATION RIGHTS ("SAR") SCHEME

In compliance with clauses 3.63 and 3.64 of the JSE Listings Requirements notice is hereby given that, as at 26 May 2008, the director listed below accepted incentive awards as indicated:

LTIP Performance period:	The vesting of the LTIP awards is conditional upon the achievement of group performance targets over a period of 3 years (01/01/2008 to 31/12/2010)
Class of shares:	Ordinary
Nature of transaction:	Acceptance of LTIP awards
Nature of interest:	Direct Beneficial
SAR Performance period:	The vesting of the SAR awards is conditional upon the achievement of group performance targets over a minimum period of 3 years and maximum period of 5 years (total lapse period of 7 years - 01/04/2008 to 01/04/2015)
Class of shares:	Ordinary
Nature of transaction:	Acceptance of SAR awards
Nature of interest:	Direct Beneficial
Name of director:	SA Nkosi
LTIP award:	41,782
SAR award:	41,780
Strike price:	R112.35

Clearance in terms of 3.66 of the JSE Listings Requirements has been obtained.

MS VILJOEN
COMPANY SECRETARY
Sponsor
JP Morgan Equities Limited
26 May 2008

Date: 26/05/2008 16:48:56 Produced by the JSE SENS Department.

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EXX - Exxaro - Dealings By A Director Of A Major S **12 May 2008**

EXX
EXX
EXX - Exxaro - Dealings By A Director Of A Major Subsidiary Of Exxaro In Exxaro Shares

EXXARO RESOURCES LIMITED
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")

DEALINGS BY A DIRECTOR OF A MAJOR SUBSIDIARY OF EXXARO IN EXXARO SHARES

In terms of the JSE Listings Requirements 3.63 notice is hereby given that Dr WH van Niekerk, director of a major subsidiary of Exxaro, has traded shares held directly and beneficially in his name, after having received clearance to do so in terms of the JSE Listings Requirement 3.66. This resulted in the following ordinary shares of Exxaro having been traded on the JSE:

Date of transaction:	08-05-2008
Class of securities:	Ordinary
Number of shares:	3,500
Price per share:	R134.75
Proceeds:	R471,625.00
Number of shares:	1,659
Price per share:	R135.00
Proceeds:	R223,965.00
Number of shares:	4,641
Price per share:	R135.01
Proceeds:	R626,581.41

12 May 2008
MS VILJOEN
COMPANY SECRETARY
Sponsor
JPMorgan

Date: 12/05/2008 13:50:01 Produced by the JSE SENS Department.

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EXX
EXX
EXX - Exxaro Resources Limited - Acceptance of conditional awards granted in terms of the rules of Exxaro`s long term incentive plan ("LTIP") and share appreciation rights ("SAR") scheme to directors of the company`s major subsidiaries

Exxaro Resources Limited
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")

ACCEPTANCE OF CONDITIONAL AWARDS GRANTED IN TERMS OF THE RULES OF EXXARO`S LONG TERM INCENTIVE PLAN ("LTIP") AND SHARE APPRECIATION RIGHTS ("SAR") SCHEME TO DIRECTORS OF THE COMPANY`S MAJOR SUBSIDIARIES

In compliance with clauses 3.63 and 3.64 of the JSE Listings Requirements notice is hereby given that, as at 30 April 2008, the directors listed below accepted incentive awards as indicated:

LTIP Performance period: The vesting of the LTIP awards is conditional upon the achievement of group performance targets over a period of 3 years (01/01/2008 to 31/12/2010)
Class of shares: Ordinary
Nature of transaction: Acceptance of LTIP awards
Nature of interest: Direct Beneficial
SAR Performance period: The vesting of the SAR awards is conditional upon the achievement of group performance targets over a minimum period of 3 years and maximum period of 5 years (total lapse period of 7 years - 01/04/2008 to 01/04/2015)
Class of shares: Ordinary
Nature of transaction: Acceptance of SAR awards
Nature of interest: Direct Beneficial

Name: WA de Klerk
LTIP awarded (face value): 16,418 (R 1,844,562.30)
SAR awarded (face value): 16,410 (R 1,843,663.50)
Name: L Groenewald
LTIP awarded (face value): 4,360 (R 489,846.00)
SAR awarded (face value): 4,350 (R 488,722.50)
Name: PA Koppeschaar
LTIP awarded (face value): 8,644 (R 971,153.40)
SAR awarded (face value): 8,640 (R 970,704.00)
Name: MDM Mgojo
LTIP awarded (face value): 15,724 (R 1,766,591.40)
SAR awarded (face value): 15,720 (R 1,766,142.00)
Name: IC Prinsloo
LTIP awarded (face value): 4,040 (R 453,894.00)
SAR awarded (face value): 4,030 (R 452,770.50)
Name: R Smit
LTIP awarded (face value): 4,258 (R 478,386.30)
SAR awarded (face value): 4,250 (R 477,487.50)
Name: R Strydom
LTIP awarded (face value): 8,302 (R 932,729.70)
SAR awarded (face value): 8,300 (R 932,505.00)
Name: WH van Niekerk
LTIP awarded (face value): 8,994 (R 1,010,475.90)
SAR awarded (face value): 8,990 (R 1,010,026.50)
Name: PE Venter
LTIP awarded (face value): 18,114 (R 2,035,107.90)

SAR awarded (face value): 18,110 (R 2,034,658.50)
Name: MR Walker
LTIP awarded (face value): 4,054 (R 455,466.90)
SAR awarded (face value): 4,050 (R 455,017.50)
Name: MS Viljoen (company secretary)
LTIP awarded (face value): 4,216 (R 473,667.60)
SAR awarded (face value): 4,210 (R 472,993.50)

Clearance in terms of 3.66 of the JSE listings Requirements has been obtained.

MS VILJOEN
COMPANY SECRETARY
Sponsor
JP Morgan Equities Limited
5 May 2008

Date: 05/05/2008 15:43:01 Produced by the JSE SENS Department.

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EXX
EXX
EXX - Exxaro Resources Limited - Change to the board of directors
Exxaro Resources Limited
(formerly Kumba Resources Limited)
Incorporated in the Republic of South Africa
(Registration Number: 2000/011076/06)
Share Code: EXX
ISIN Number: ZAE000084992
("Exxaro" or "the company")
CHANGE TO THE BOARD OF DIRECTORS
In compliance with Section 3.59 of the JSE Limited Listings Requirements, shareholders of diversified resources group Exxaro Resources Limited (Exxaro) are advised that Pinkie Ncetezo, non-executive director and member of the Transformation, Remuneration, Human Resources and Nomination Committee of the Board, has resigned with effect from 30 April 2008.
The Board wishes to thank Pinkie for her contribution to the company during her term of office.
MS VILJOEN
COMPANY SECRETARY
Sponsor
JP Morgan Equities Limited
5 May 2008
Date: 05/05/2008 15:40:47 Produced by the JSE SENS Department.

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END